UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

New Energy Technologies, Inc.

File No. 333-127953 - CF# 23727

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New Energy Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 27, 2009.

Based on representations by New Energy Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through November 21, 2011
Exhibit 10.2	through November 21, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel